ARYA Sciences Acquisition Corp III
51 Astor Place, 10th Floor
New York, New York 10003

July 21, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, D.C. 20549

Re:	ARYA Sciences Acquisition Corp III
Registration Statement on Form S-1
Confidentially Submitted April 17, 2020
CIK 0001808805

Ladies and Gentlemen:

This letter sets forth responses of ARYA Sciences Acquisition Corp III (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 14, 2020, with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised Registration Statement in response to the Staff’s comments and the Company is concurrently filing an amendment to the Registration Statement with this letter.

Draft Registration Statement on Form S-1 filed April 17, 2020

Description of Securities
Founder Shares, page 112

1.
Staff’s comment: We note your disclosure on page 112 that holders of your Class B common stock will have the right to elect all of your directors prior to your initial business combination. Please disclose whether the company will be a controlled company as defined under Nasdaq’s rules and discuss the the corporate governance exemptions that Nasdaq provides to a controlled company. If applicable, include risk factor disclosure.

Response: The Company acknowledges the Staff’s comment and has included a new risk factor accordingly on page 34 of the amendment to the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 and Ross M. Leff at (212) 446-4947 of Kirkland & Ellis LLP.

Sincerely,

/s/ Adam Stone
Adam Stone

Via E-mail:

cc:	Christian O. Nagler
Ross M. Leff
Kirkland & Ellis LLP